UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission File No. 0-19341

A. Full title of the plan and the address of the plan:
BOK FINANCIAL 401(k) PLAN
Bank of Oklahoma Tower
Tulsa, Oklahoma 74192

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BOK FINANCIAL CORPORATION
Bank of Oklahoma Tower
Tulsa, Oklahoma 74192

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
BOK Financial 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of BOK Financial 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of BOK Financial 401(k) Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ HOGANTAYLOR LLP

June 25, 2012

BOK FINANCIAL 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010

Assets
Investments, at fair value (See Note 3)	$262,295,761	$241,599,093
Cash	1,295,455	1,231,733
Receivables:
Employer contributions	802,149	941,422
Notes receivable from participants	8,713,675	7,694,280
Due from broker	694,707	337,168
Accrued interest receivable	87,204	70,875

Total receivables	10,297,735	9,043,745

Total assets	$273,888,951	$251,874,571

Liabilities
Due to broker	$1,511,842	$1,267,344

Net assets available for benefits, at fair value	272,377,109	250,607,227
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	83,360	227,741

Net assets available for plan benefits	$272,460,469	$250,834,968

See notes to financial statements.

BOK FINANCIAL 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2011

Investment income:
Net depreciation in value of investments	$(1,820,070)
Interest and dividends	2,551,483

Total investment income	731,413

Interest income on notes receivable from participants	273,869

Contributions:
Participants	19,999,684
Employer	14,722,805
Rollovers	2,634,898

Total contributions	37,357,387

Deductions from net assets:
Benefit payments	16,705,076
Administrative expenses	32,092

Total deductions	16,737,168

Net increase	21,625,501

Net assets available for benefits:
Beginning of year	250,834,968

End of year	$272,460,469

See notes to financial statements.

BOK FINANCIAL 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Note 1 – Description of Plan

The following description of the BOK Financial 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of BOK Financial Corporation (BOKF) and its subsidiaries and affiliates (collectively, the Employer or Company). An eligible employee may enter the Plan on the first day of the month following the date the employee has completed one full month of service. All new eligible employees are automatically enrolled in the Plan at a 3% contribution rate unless the employee designates on the enrollment form not to participate or to participate at another allowable contribution rate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

BOKF, NA (Plan Administrator), subsidiary of BOKF, holds and manages the assets of the Plan, maintains participant account records and makes distributions to Plan participants. The Plan's investments are held by a bank-administered trust fund at BOKF, NA.

Reclassifications

Certain receivables on the statement of net assets available for benefits for the year ended December 31, 2010, have been reclassified to be consistent with the classifications for the year ended December 31, 2011.

Contributions

Participants may elect to contribute a percentage of their compensation up to the maximum allowable by federal regulation on a pre-tax basis pursuant to a salary reduction agreement filed with the Plan Administrator. Participants may also make Roth 401(k) contributions to the Plan. In addition, participants may make after-tax contributions, which shall not exceed 6% of each participant's compensation; however, the combination of pre-tax, Roth and after-tax contributions cannot be more than the annual legal limit on the total amount that may be contributed to this type of plan (up to $16,500 in 2011).

Participants who attained age 50 on or before December 31, 2011, were allowed to make pre-tax catch-up contributions up to an additional $5,500 in 2011. Participants who attained age 59½ on or before December 31, 2011 were allowed to convert non-Roth balances to the Roth 401(k) option.

Participants may elect investment in any of 14 registered investment companies, the BOKF, NA Managed Allocation Portfolios (MAP) Target Funds which are collective investment funds, the BOKF, NA Strategic Allocation Fund, which is a collective investment fund, and BOKF Common Stock Fund. Participants may also elect a self-directed option that allows them to invest in a variety of marketable securities in accordance with the Plan document.

The Employer makes a matching contribution to the Plan in either cash or in shares of BOKF Common Stock. In 2011, the entire matching contribution of $14,722,805 was made in cash.

For each dollar of a participant's contribution, up to 6% of compensation per pay period, based on the participant's years of service, the Employer makes a matching contribution that increases as follows:

Years of Service	Matching Percentage

Less than four years	50%
Four to nine years	100%
Ten to fourteen years	150%
Fifteen or more years	200%

Matching contributions for the 2011 plan year are limited to a maximum of $29,400 based on the participant's years of service and the Internal Revenue Code annual compensation limit. The Company also makes a special contribution for participants making less than $40,000. This special contribution (Qualified Non-Elective Contribution) is $750 for participants making less than $30,000 and phases out for participants making $30,000 to $40,000. The aggregate special contribution for the 2011 plan year was $802,100.

The Employer may, at its sole discretion, make an additional discretionary contribution to the Plan. There was no discretionary contribution in 2011.

Participant accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution and (b) Plan earnings and charged with administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants vest in Employer matching contributions based upon years of service, as defined by the Plan. Participants are 100% vested upon completion of five years of service and are immediately vested in their deferred (pre-tax), Roth 401(k) and after-tax contributions, and the actual earnings thereon.

Participant loans

Participants may borrow against their accounts in amounts of not less than $1,000 and not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. Loans will bear interest based on the current banking prime rate when the loan is requested and may not exceed a five-year term, unless the proceeds are used to acquire the primary residence of the participant, in which case the maximum term is 25 years. Repayment is made by payroll withholdings, and the maximum number of loans a participant may have outstanding at one time is two. The loans are secured by the balance in the participant's account. Interest rates are based on the Chase prime rate and range from 3.25% to 10.50% at December 31, 2011. If a participant terminates employment with the Company, the outstanding loan balance is due and payable immediately. If the loan is not repaid in full upon termination, the balance will be treated as a distribution to the participant.

Payment of benefits

A participant, who terminates employment with a vested account balance of less than $1,000, including rollover contributions, will receive a lump-sum payment. If the participant's vested balance exceeds $1,000, but is less than $5,000 (including rollover contributions), and the participant has not elected to receive payment directly, transfer to another eligible retirement plan or a direct rollover, the Plan will place the distribution into a direct rollover to an individual retirement account designated by the Plan Administrator. Balances over $5,000 are not distributed without the participant's consent.

Forfeitures

At December 31, 2011 and 2010, $170 and $342, respectively, of investments at fair value in the statements of net assets available for benefits represented unallocated forfeitures. Such amounts are invested in the Cavanal Hill Cash Management Fund. These accounts are first used to pay for administrative expenses and any remaining amounts are used to reduce future employer contributions. The Employer paid all such eligible administrative expenses in 2011; therefore, forfeited nonvested account balances of $152,466 were used to reduce employer contributions.

Plan termination

The Employer expects to continue the Plan indefinitely. However, the Employer reserves the right to discontinue or to amend the Plan, in whole or in part, from time-to-time. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2 – Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Administrative expenses

The participants pay loan origination fees and fees related to self-directed common stocks, bonds and registered investment companies. The Employer pays all other administrative expenses, which were approximately $672,000 in 2011.

Notes receivable from participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when incurred. No allowances for credit losses were recorded at December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment valuation and income recognition

Investments are reported at fair value. Fair value is the price that would be received to sell the investment in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Investment contracts are reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made, plus earnings, less withdrawals and administrative expenses. The Plan's investments include the SEI Stable Asset Fund, a collective trust that invests in a variety of fully benefit-responsive investment contracts. The statements of net assets available for benefits present the fair value of the SEI Stable Asset Fund and the adjustment from fair value to contract value, and the statement of changes in net assets available for benefits excludes the changes in fair value for the SEI Stable Asset Fund.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3 – Investments

Investments representing 5% or more of plan net assets

The following presents investments at fair value that represent 5% or more of the Plan's net assets:

	December 31,
	2011	2010

BOKF Common Stock Fund	$32,024,358	$30,941,695
Cavanal Hill Cash Management Fund	20,529,625	17,701,962
SEI Stable Asset Fund*	18,038,287	13,989,215
Neuberger and Berman Genesis Trust Fund	28,033,776	27,420,219
Dodge and Cox Stock Fund	23,227,632	24,082,631
Vanguard Institutional Index	20,301,264	19,645,196
Pimco Total Return Institutional Fund	19,408,355	16,069,484
Investments that represent less than 5% in 2011 and 2010	100,732,464	91,748,691

Total investments	262,295,761	241,599,093

Adjustment from fair value to contract value for SEI Stable Asset Fund	83,360	227,741

	$262,379,121	$241,826,834

*	SEI Stable Asset Fund at contract value was $18,121,647 and $14,216,956 at December 31, 2011 and 2010, respectively.

During 2011, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

BOKF Common Stock Fund	$1,829,489
Registered investment companies	(1,082,958)
Collective investment trusts	(2,061,919)
Self-directed common stocks	(353,852)
Self-directed registered investment companies	(158,558)
Self-directed bonds	7,728

$(1,820,070)

Participants should refer to the fund prospectus or other investment document for information on a fund's investment risk, objective, fees and expenses.

Fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The three levels of valuation hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities;

•	Level 2 – Quoted prices for similar assets or liabilities in active markets or inputs other than quoted prices that are observable; and

•	Level 3 – Significant unobservable prices or inputs.

Following is a description of the valuation methodologies used for assets measured at fair value by the Plan. There have been no changes in the methodologies used at December 31, 2011 and 2010. There were no transfers into or out of Level 1 or Level 2 for the year ended December 31, 2011. The Plan had no Level 3 measurements for the year ended December 31, 2011.

BOKF common stock and self directed brokerage accounts: Valued at the closing price reported on the active market on which the individual securities are traded.

Money market fund and other registered investment companies: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective investment trusts: Valued at the NAV of shares held by the Plan at year end. The NAV is provided by the collective investment trusts' trustee, which is BOKF, NA, and is derived from market quotes for identical assets. The fair value of the investment in the common collective trust fund is provided to the Plan by the Trustee daily. The Trustee determines the NAV per share by dividing the total fair value of the accounts by the number of the shares outstanding. The shares of these accounts may be purchased from the Trustee or sold to the Trustee daily at the published NAV. There are no restrictions or notice requirements for participant transactions similar to an open end mutual fund. Restrictions and notice requirements apply in situations where the Plan desires to liquidate all the shares held in an account. The Plan makes no funding commitments to the common collective trust fund.

Stable asset fund: Fair value is determined by the independent fund manager, which utilizes level 2 inputs. The shares of these accounts may be purchased from the Trustee or sold to the Trustee daily at contract value. There are no restrictions or notice requirements for participant transactions including bona fide benefit payments, participant loans, employee directed transfer of the employee's interest in the plan to another investment election, or paying Trustee fees. The Plan may remove this Fund as an investment option generally only upon 12 months' advance written notice to the Trustee. The Plan makes no funding commitments to the common collective trust fund.

The following table presents information about the Plan's assets measured at fair value on a recurring basis at December 31:

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Money market fund	$20,529,625	$ -	$ -	$20,529,625
BOKF common stock fund	32,024,358	-	-	32,024,358
Registered investment companies:
Balanced funds	7,788,125	-	-	7,788,125
Growth funds	20,908,333	-	-	20,908,333
Value funds	33,780,672	-	-	33,780,672
Blended funds	67,802,027	-	-	67,802,027
Collective trusts:
Balanced funds	-	52,832,359	-	52,832,359
Stable asset fund	-	18,038,287	-	18,038,287
Self directed brokerage accounts	8,591,975	-	-	8,591,975

Total	$191,425,115	$70,870,646	$ -	$262,295,761

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Money market fund	$17,701,962	$ -	$ -	$17,701,962
BOKF common stock fund	30,941,695	-	-	30,941,695
Registered investment companies:
Balanced funds	6,752,070	-	-	6,752,070
Growth funds	19,076,170	-	-	19,076,170
Value funds	33,167,705	-	-	33,167,705
Blended funds	64,024,882	-	-	64,024,882
Collective trusts:
Balanced funds	-	49,844,706	-	49,844,706
Stable value funds	-	13,989,215	-	13,989,215
Self directed brokerage accounts	6,100,688	-	-	6,100,688

Total	$177,765,172	$63,833,921	$ -	$241,599,093

Note 4 – Income Tax Status

The Plan has received a prototype opinion letter from the IRS dated March 31, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this opinion letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the

Employers' matching contribution are generally not subject to federal income tax when such contributions are credited to participant accounts. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

Note 5 – Reconciliation of Financial Statements to the Form 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010

Net assets available for benefits per the financial statements	$272,460,469	$250,834,968
Adjustment from contract value to fair value for fully benefit responsive contracts	(83,360)	(227,741)
Less: benefits payable	(3,886)	(44,922)

Net assets available for benefits per the Form 5500	$272,373,223	$250,562,305

The following is a reconciliation of net depreciation in value of investments per the financial statements to the Form 5500:

12/31/2011

Net depreciation in value of investments per the financial statements	$(1,820,070)
Adjustment from contract value to fair value for fully benefit responsive contracts at end of year	(83,360)
Adjustment from contract value to fair value for fully benefit responsive contracts at beginning of year	227,741

Net depreciation in value of investments per the Form 5500	$(1,675,689)

The following is a reconciliation of benefit payments per the financial statements to the Form 5500:

12/31/2011

Benefit payments per the financial statements	$16,705,076
Add: benefits payable at end of year	3,886
Less: benefits payable at beginning of year	(44,922)

Benefit payments per the Form 5500	$16,664,040

Benefits payable are recorded on the Form 5500 for payments to participants that have been processed and approved for payment prior to December 31, but not yet paid.

Note 6 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 7 – Related Parties

The Plan holds investments in funds that are part of the Cavanal Hill mutual fund family. Cavanal Hill Investment Management, Inc., a wholly owned subsidiary of BOKF, NA, is the administrator to and investment advisor for the Cavanal Hill Funds, a diversified, open-ended investment company established as a business trust under the Investment Company Act of 1940. BOKF, NA is custodian of investments owned by the Cavanal Hill Funds and BOSC, Inc., a subsidiary of BOKF, is distributor of the Funds. A BOKF, NA executive officer serves on the Cavanal Hill Funds' board of trustees and BOKF, NA officers serve as president and secretary of the Cavanal Hill Funds. A majority of the members of the Cavanal Hill Funds' board of trustees are, however, independent of BOKF, NA and the Cavanal Hill Funds are managed by its board of trustees. Participants should refer to the Cavanal Hill Funds prospectus for additional information.

A portion of the Plan's assets are invested in BOKF stock. Since BOKF is the Plan Sponsor, investments involving BOKF stock qualify as party-in-interest transactions.

The Plan is authorized to include BOKF, NA MAP Target Funds as investment options. The MAP Funds include seven different managed funds designed to meet different risk tolerances and years to retirement. The portfolios are comprised of different asset classes, capitalizations and investment styles. The Plan also is authorized to include the BOKF, NA Strategic Allocation Fund (SAF) as an international investment option. Cavanal Hill serves as investment advisor and BOKF, NA serves as custodian and administrator to the MAP Target Funds and SAF.

All the above transactions are exempt from prohibited transactions rules.

Note 8 – Subsequent Events

The Plan Administrator has evaluated subsequent events that have occurred after December 31, 2011 through the issuance of the financial statements. Effective July 3, 2012, the SEI Stable Asset Fund will be replaced as an investment option by the Vanguard Short-Term Bond (Signal) Fund.

There were no other events identified requiring recognition or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULE

BOK FINANCIAL 401(k) PLAN

FORM 5500 SCHEDULE H; LINE 4i – SCHEDULE OF ASSETS
(Held at End of Year)

EIN: 73-0780382
Plan#:002

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, or Maturity Value	(e) Current Value

*	BOK Financial Corporation	BOKF Common Stock Fund	$32,024,358
*	Cavanal Hill Funds	Cash Management Fund	20,529,625
		Large Cap Equity I	827,871
	SEI Funds	Stable Asset Fund	18,038,287
	American	Balanced Fund	7,788,125
		Growth Fund of America	10,253,538
	American Beacon	Small Cap Value Fund	322,934
	Neuberger and Berman	Genesis Trust Fund	28,033,776
	Dodge and Cox	Stock Fund	23,227,632
	Vanguard	Institutional Index	20,301,264
		Mid-Cap Index	4,864,776
	Columbia	Midcap Value Z Fund	5,423,962
	T Rowe Price	New Horizons	7,754,741
	Pimco	Total Return Institutional Fund	19,408,355
*	BOKF, NA Managed Allocation Portfolio (MAP)	MAP 2010 Fund	3,077,793
		MAP 2020 Fund	13,382,463
		MAP 2030 Fund	13,335,126
		MAP 2040 Fund	8,890,546
		MAP 2050 Fund	2,910,714
		MAP 2060 Fund	482,954
		MAP Conservative	1,001,136
	Morgan Stanley	MSIF Midcap Growth Fund	2,072,183
*	BOKF, NA Strategic Allocation Fund (SAF)	International Strategic Allocation Fund	9,751,627
	Self-directed common stocks, bonds and registered investment companies	Common stocks, bonds and registered investment companies	8,591,975
*	Notes receivable from participants	Loans to participants with interest rates ranging from 3.25% to 10.50% with various maturities	8,713,675

			$271,009,436
*Indicates Party-in-interest to the Plan.
Column (d) is not applicable as all investments are participant directed.